Exhibit 1

POINTER ANNOUNCES COMMITMENTS FOR
$10.44 MILLION PRIVATE PLACEMENT

Rosh HaAyin, Israel, March 6, 2014, Pointer Telocation Ltd. (Nasdaq CM: PNTR), announced today that it has received irrevocable commitments to purchase ordinary shares in a private placement to certain leading institutional companies in Israel in reliance on Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). In total, Pointer received commitments to purchase approximately 1.13 million ordinary shares (the “Shares”) at US$9.25 per share for aggregate consideration of approximately $10.44 million in the offering.

The Shares have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Shares are being offered and sold only in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, and shall not constitute an offer, solicitation or sale of the Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Pointer Telocation:

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

Contact:

Zvi Fried
V.P. and Chief Financial Officer
Tel.: +972-3-572 3111
E-mail: zvif@pointer.com